SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13E-3
(Amendment No. 3 )
(Rule 13e-100)
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Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
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TRILOGY INTERNATIONAL PARTNERS INC.
(Name of the Issuer)
___________________

Trilogy International Partners Inc.
SG Enterprises II, LLC
John W. Stanton
Theresa E. Gillespie
(Names of Persons Filing Statement)
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Common Shares Without Par Value
(Title of Class of Securities)
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89621T108
(CUSIP Number of Class of Securities)
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Scott K. Morris Trilogy International Partners Inc. 155 108th Avenue NE, Suite 400 Bellevue, WA 98004 Telephone: (425) 458-5900	John W. Stanton SG Enterprises II, LLC 155 108th Avenue NE, Suite 400 Bellevue, WA 98004 Telephone: (425) 458-5900

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
____________________
With copies to:
Gregg S. Lerner Joel I. Frank Friedman Kaplan Seiler Adelman & Robbins LLP 7 Times Square, 28th Floor New York, NY 10036 Telephone: (212) 833-1100	Trisha Robertson Kyle Misewich Blake, Cassels & Graydon LLP 1133 Melville Street, Suite 3500, The Stack Vancouver, BC, Canada V6E 4E5 Telephone: (604) 631-3300	James Beeby Bennett Jones LLP 2500 Park Place 666 Burrard Street Vancouver, BC, Canada V6C 2X8 Telephone: (604) 891-7500

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This statement is filed in connection with (check the appropriate box):
a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☐ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 3 (the “Final Amendment”) to Rule 13E-3 Transaction Statement, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) , jointly by: (i) Trilogy International Partners Inc. (the “Company”), a British Columbia, Canada corporation and the issuer of the common shares, without par value (the “Common Shares”) that are subject to the Rule 13e-3 transaction; (ii) SG Enterprises II, LLC (the “Purchaser”), a Washington limited liability company; (iii) John W. Stanton (“Mr. Stanton”); and (iv) Theresa E. Gillespie (“Ms. Gillespie”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.” In this Transaction Statement Mr. Stanton and Ms. Gillespie are referred to collectively as the “Purchaser Group”. The Purchaser Group owns all of the outstanding limited liability company interest of the Purchaser.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information set forth in this Final Amendment should be read in conjunction with the information contained or incorporated by reference in the Rule13E-3 Transaction Statement, as amended to date.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Item 15.	Additional Information.

Regulation M-A Item 1011

The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On March 25, 2024, at a special meeting of the Company’s shareholders, the Company’s shareholders voted to approve a proposal to approve the Arrangement Agreement, dated as of December 19, 2023, among the Company and the Purchaser (the “Arrangement Agreement”) and the consummation of the statutory plan of arrangement under the Business Corporations Act (British Columbia) pursuant to which the Purchaser would acquire all of the issued and outstanding common shares of the Company not already owned by the Purchaser (the “Arrangement”).

On March 27, 2024, the Supreme Court of British Columbia approved the Arrangement.

On March 28, 2024, the Company consummated the Arrangement pursuant to the terms of the Arrangement Agreement and the Company became a wholly-owned subsidiary of the Purchaser. At the effective time of the Arrangement (the “Effective Time”), each share of the Company’s common shares without par value per share, issued and outstanding immediately prior to the Effective Time, other than certain excluded shares, was converted into the right to receive $0.07 in cash, without interest and less any applicable withholding taxes.

As a result of the Arrangement, the Company’s common shares will be delisted from the NEX board of the TSX Venture Exchange on or about April 1, 2024. The Company intends to file with the SEC a certification and notice of termination on Form 15 to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as promptly as practicable.

In addition, on March 28, 2024, the Company issued a press release announcing the comsummation of the Arrangement and such press release is filed as Exhibit (a)(6).

Item 16.	Exhibits.

Regulation M-A Item 1016

Exhibit Number	Description
(a)(1)
Definitive Proxy Statement of Trilogy International Partners Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission on February 21, 2024, and incorporated herein by reference (the “Proxy Statement”)).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a)(3)	Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).
(a)(4)	Notice of Special Meeting of Shareholders and Proxy Statement and Information Circular (incorporated herein by reference to the Proxy Statement).
(a)(5)	Press Release dated December 20, 2023 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed December 20, 2023 and incorporated herein by reference).
(a)(6)	Press Release dated March 28, 2024 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed March 28, 2024 and incorporated herein by reference).
(c)(1)	Opinion of Haywood Securities Inc. dated December 19, 2023 (incorporated herein by reference to Annex B of the Proxy Statement).
(c)(2)*	Financial Fairness Presentation, dated December 2023, of Haywood Securities Inc. to the Special Committee.
(d)(1)	Arrangement Agreement, dated December 19, 2023, among the Company and SG Enterprises II, LLC (incorporated herein by reference to Annex A of the Proxy Statement).
(d)(2)
Form of Voting Agreement by and between SG Enterprises II, LLC and the officers and directors of Trilogy International Partners Inc. (incorporated herein by reference to Schedule E of Annex A to the Proxy Statement).

(d)(3)	Resolutions of the shareholders (incorporated herein by reference to Annex D of the Proxy Statement).
(d)(4)	Plan of Arrangement (incorporated herein by reference to Annex E of the Proxy Statement).
(f)	Division 2 of Part 8 of the Business Corporations Act (British Columbia) (incorporated herein by reference to Annex C of the Proxy Statement).
107*	Filing Fee Table.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28 , 2024

TRILOGY INTERNATIONAL PARTNERS INC.

/s/ Bradley J. Horwitz
Name:	Bradley J. Horwitz
Title:	Chief Executive Officer

SG ENTERPRISES II, LLC

/s/ John W. Stanton
Name:	John W. Stanton
Title:	Governor

/s/	John W. Stanton
John W. Stanton

/s/	Theresa E. Gillespie
Theresa E. Gillespie

Exhibit Index

Exhibit Number	Description
(a)(1)
Definitive Proxy Statement of Trilogy International Partners Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission on February 21, 2024, and incorporated herein by reference (the “Proxy Statement”)).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a)(3)	Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).
(a)(4)	Notice of Special Meeting of Shareholders and Proxy Statement and Information Circular (incorporated herein by reference to the Proxy Statement).
(a)(5)	Press Release dated December 20, 2023 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed December 20, 2023 and incorporated herein by reference).
(a)(6)	Press Release dated March 28, 2024 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed March 28, 2024 and incorporated herein by reference).
(c)(1)	Opinion of Haywood Securities Inc. dated December 19, 2023 (incorporated herein by reference to Annex B of the Proxy Statement).
(c)(2)	Financial Fairness Presentation, dated December 2023, of Haywood Securities Inc. to the Special Committee.
(d)(1)	Arrangement Agreement, dated December 19, 2023, among the Company and SG Enterprises II, LLC (incorporated herein by reference to Annex A of the Proxy Statement).
(d)(2)
Form of Voting Agreement by and between SG Enterprises II, LLC and the officers and directors of Trilogy International Partners Inc. (incorporated herein by reference to Schedule E of Annex A to the Proxy Statement).

(d)(3)	Resolutions of the shareholders (incorporated herein by reference to Annex D of the Proxy Statement).
(d)(4)	Plan of Arrangement (incorporated herein by reference to Annex E of the Proxy Statement).
(f)	Division 2 of Part 8 of the Business Corporations Act (British Columbia) (incorporated herein by reference to Annex C of the Proxy Statement).
107	Filing Fee Table.